UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

NEW ALBERTSON’S, INC.

(Name of Subject Company (Issuer))

NEW ALBERTSON’S, INC. (Issuer)

SUPERVALU INC. (Offeror)

(Names of Filing Persons)

7.25% Hybrid Income Term Security Units (HITS)

(Title of Class of Securities)

013104 20 3

(CUSIP Number of Class of Securities)

John P. Breedlove, Esq.

Vice President, Business Law and Corporate Secretary

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

(952) 828-4000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

COPIES TO:

Gary L. Tygesson, Esq. Dorsey & Whitney LLP 50 South Sixth Street, Suite 1500 Minneapolis, MN 55402 (612) 340-2600	Robert Evans III, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$1,169,956,860	$125,186

*	Estimated solely for the purpose of calculating the amount of the filing fee and based on the product of (i) $25.45, the average high and low prices per unit of the 7.25% Hybrid Income Term Security Units (the “HITS”) in the form of Corporate Units as reported on the New York Stock Exchange on October 18, 2006 and (ii) 45,970,800, which represents the maximum number of Corporate Units sought in the tender offer.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934 and equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is being filed with the Securities and Exchange Commission by SUPERVALU INC., a Delaware corporation (“SUPERVALU”), and New Albertson’s, Inc., a Delaware corporation and wholly owned subsidiary of SUPERVALU (“New Albertson’s”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with SUPERVALU’s offer (the “Offer”) to purchase for cash each validly tendered and accepted 7.25% Hybrid Income Term Security Unit (each, a “Unit” and collectively, the “Units”) in the form of a Corporate Unit (each, a “Corporate Unit” and collectively, the “Corporate Units”) of New Albertson’s at a purchase price of $25.22 in cash per Corporate Unit upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The Offer will expire at 5:00 p.m., New York City time, on November 20, 2006 (such date and time, as the same may be extended, the “Expiration Date”), unless extended or earlier terminated by SUPERVALU.

The information set forth in the Offer to Purchase, including the exhibits thereto, and the accompanying Letter of Transmittal, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Questions and Answers About the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company is New Albertson’s, Inc. The address of the principal executive offices of New Albertson’s is 250 East Parkcenter Boulevard, Boise, Idaho 83706; telephone number (208) 395-6200.

(b) Securities.

The subject class of securities is New Albertson’s 7.25% Hybrid Income Term Security Units in the form of Corporate Units. As of October 20, 2006, 45,970,800 Units in the form of Corporate Units were outstanding.

(c) Trading Market and Price.

The information set forth in the Offer to Purchase in the section entitled “Market for SUPERVALU Common Stock and Corporate Units” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing persons are New Albertson’s and SUPERVALU. With respect to New Albertson’s, the information set forth in Item 2(a) above is incorporated herein by reference. The address of the principal executive offices of SUPERVALU is 11840 Valley View Road, Eden Prairie, Minnesota 55344; telephone number (952) 828-4000.

The information required by General Instruction C to Schedule TO is set forth in Annex A to the Offer to Purchase and is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

The information set forth in the Offer to Purchase in the sections entitled “Questions and Answers About the Offer,” “The Offer—Terms of the Offer,” “The Offer—Expiration Date,” “The Offer—Extension, Delay in Acceptance, Amendment or Termination,” “The Offer—Procedures for Tendering Corporate Units,” “The Offer—Withdrawals of Tenders,” “The Offer—Acceptance; Payment for Corporate Units,” “The Offer—Accounting Treatment,” “Special Factors—Certain Effects of the Offer—Effects on Holders” and “Special Factors—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2) Mergers or Similar Transactions.

Not applicable.

(b) Purchases.

To the best knowledge of New Albertson’s and SUPERVALU, no Corporate Units are to be purchased from any officer, director or affiliate of New Albertson’s.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Purchase in the sections entitled “Questions and Answers About the Offer—Why are we making the offer” and “The Offer—Purpose and Effects of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The Corporate Units acquired pursuant to the Offer will be retired and canceled.

(c) Plans.

Regardless of the number of Corporate Units retired and canceled in the Offer, it is expected that, following the consummation of the Offer, New Albertson’s will seek to de-list the Corporate Units from the New York Stock Exchange and eventually suspend its reporting obligation under the Exchange Act. The information set forth in the Offer to Purchase in the sections entitled “Questions and Answers About the Offer—Why are we making the Offer,” “Questions and Answers About the Offer—How will the Offer affect the trading market for the Corporate Units that are not purchased,” “Special Factors—Certain Effects of the Offer” and “The Offer—Purpose and Effects of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Purchase in the section entitled “The Offer—Source of Cash to be Paid in the Offer” is incorporated herein by reference.

(b) Conditions.

The Offer is conditioned upon, among other things, SUPERVALU’s issuing, on or prior to the Expiration Date, a minimum of $500 million aggregate principal amount of senior notes through a public offering registered under the Securities Act of 1933, as amended, on terms and conditions reasonably satisfactory to SUPERVALU. The information set forth in the Offer to Purchase in the sections entitled “Questions and Answers About the Offer—What are the conditions to the Offer,” “The Offer—Source of Cash to be Paid in the Offer” and “The Offer—Conditions to the Offer” is incorporated herein by reference.

(d) Borrowed Funds.

We intend to fund a portion of our purchase of the Corporate Units from borrowings from our senior secured credit facilities executed on June 1, 2006. The information set forth in the Offer to Purchase in the section entitled “The Offer—Source of Cash to be Paid in the Offer” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth in the Offer to Purchase in the sections entitled “Additional Information,” “Summary—Selected Consolidated Financial and Other Data” and “Summary—Selected Pro Forma Financial Data of SUPERVALU” is incorporated herein by reference. Specifically, (a) SUPERVALU’s (i) Annual Report on Form 10-K for the fiscal year ended February 25, 2006, (ii) Quarterly Report on Form 10-Q for the quarterly period (16 weeks) ended June 17, 2006, (iii) Quarterly Report on Form 10-Q for the quarterly period (12 weeks) ended September 9, 2006 and (iv) Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006 (as amended by Amendment No. 1 on Form 8-K/A filed with the Securities and Exchange Commission on August 17, 2006 and by Amendment No. 2 on Form 8-K/A filed with the Securities and Exchange Commission on October 16, 2006) and (b) New Albertson’s (i) Quarterly Report on Form 10-Q for the quarterly period (13 weeks) ended May 4, 2006, (ii) Quarterly Report on Form 10-Q for the quarterly period (13 weeks) ended August 31, 2006 and (iii) Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2006 are incorporated herein by reference. All annual, quarterly and current reports incorporated herein by reference can also be accessed electronically on the Securities and Exchange Commission’s web site at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Purchase in the section entitled “The Offer—Conditions to the Offer” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated October 23, 2006.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Registered Holders and Depository Trust Company Participants.

(a)(1)(E)	Form of Letter to Clients.

(a)(1)(F)	Form of Letter to Holders of Corporate Units.

(a)(2)	None.

(a)(3)	Offer to Purchase, dated October 23, 2006 (filed as Exhibit (a)(1)(A) above).

(a)(4)	None.

(a)(5)	Press release issued by SUPERVALU on October 23, 2006.

(b)	Credit Agreement, dated as of June 1, 2006, by and among SUPERVALU, The Royal Bank of Scotland PLC, Bank of America, Citibank, Rabobank International, Cobank, ACB, U.S. Bank National Association, and Various Financial Institutions and Other Persons from Time to Time Parties Thereto (incorporated herein by reference to Exhibit 4.1 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(c)	None.

(d)(1)	Indenture, dated as of May 1, 1992, between Albertson’s, Inc. (“Old Albertson’s”) and Morgan Guaranty Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 of Old Albertson’s (File No. 333-41793) filed with the Securities and Exchange Commission on December 9, 1997).

(d)(2)	Supplemental Indenture No. 1, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as trustee.

(d)(3)	Supplemental Indenture No. 2, dated as of June 1, 2006, among Albertson’s LLC, a Delaware limited liability company (“Albertson’s LLC”), New Albertson’s and U.S. Bank Trust National Association, as successor trustee (incorporated by reference to Exhibit 4.9 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(4)	Purchase Contract Agreement, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as purchase contract agent.

(d)(5)	First Supplement to the Purchase Contract Agreement, dated as of June 1, 2006, among Old Albertson’s, New Albertson’s and U.S. Bank Trust National Association, as purchase contract agent (incorporated by reference to Exhibit 4.10 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(6)	Second Supplement to the Purchase Contract Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and U.S. Bank Trust National Association, as purchase contract agent (incorporated by reference to Exhibit 4.11 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(7)	Third Supplement to the Purchase Contract Agreement, dated as of June 2, 2006, among New Albertson’s, SUPERVALU and U.S. Bank Trust National Association, as purchase contract agent (incorporated by reference to Exhibit 4.12 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(8)	Pledge Agreement, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as collateral agent, custodial agent, securities intermediary, and purchase contract agent.

(d)(9)	First Supplement to the Pledge Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and U.S. Bank Trust National Association, as collateral agent, custodial agent, securities intermediary, and purchase contract agent (incorporated by reference to Exhibit 4.14 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(10)	Remarketing Agreement, dated as of May 7, 2004, among Old Albertson’s, Banc of America Securities LLC, as remarketing agent, and U.S. Bank Trust National Association, as purchase contract agent.

(d)(11)	Assignment and Assumption Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and Banc of America Securities LLC, as remarketing agent (incorporated by reference to Exhibit 4.14 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Schedule 13E-3, Item 1. Summary Term Sheet.

The information set forth in Item 1 above is incorporated herein by reference.

Schedule 13E-3, Item 2. Subject Company Information.

(a)-(c) Name and Address; Securities; Trading Market and Price.

The information set forth in Item 2(a)-(c) above is incorporated herein by reference.

(d) Dividends.

Not applicable.

(e) Prior Public Offerings.

New Albertson’s has not made an underwritten offering of the HITS during the past three years. Old Albertson’s, the original issuer of the HITS, made an underwritten public offering of HITS in the form of Corporate Units for cash (the “HITS Offering”) pursuant to a Registration Statement on Form S-3 (File No. 333-113995) (the “HITS Registration Statement”) filed with the Securities and Exchange Commission on March 29, 2004, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on April 28, 2004. In connection with the HITS Offering, Old Albertson’s sold 40,000,000 HITS in the form of Corporate Units at a price of $25.00 per Corporate Unit on May 7, 2004 and an additional 6,000,000 HITS in the form of Corporate Units at a price of $25.00 per Corporate Unit on June 2, 2004 pursuant to exercise of the underwriters’ over-allotment option. The aggregate proceeds received by Old Albertson’s as a result of the HITS Offering was approximately $1,117,075,000. The HITS Registration Statement is incorporated herein by reference.

(f) Prior Stock Purchases.

Not applicable.

Schedule 13E-3, Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The information set forth in Item 3(a) above and in Annex A to the Offer to Purchase is incorporated herein by reference.

(b) Business and Background of Entities.

The information set forth in the Offer to Purchase in the section entitled “Summary—SUPERVALU INC.” is incorporated herein by reference.

SUPERVALU has not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons.

The information set forth in Annex A to the Offer to Purchase is incorporated herein by reference. To the best knowledge of New Albertson’s and SUPERVALU, none of the individuals identified in Annex A to the Offer to Purchase has been convicted in a criminal proceeding during the past five years nor have such individuals been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Schedule 13E-3, Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in Item 4(a) above is incorporated herein by reference.

(c) Different Terms.

Not applicable.

(d) Appraisal Rights.

The information set forth in the Offer to Purchase in the section entitled “The Offer—No Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders.

No provisions have been made to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of New Albertson’s or SUPERVALU.

(f) Eligibility for Listing or Trading.

Not applicable.

Schedule 13E-3, Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a) Transactions.

SUPERVALU’s Current Reports on Form 8-K filed with the Securities Exchange Commission on September 20, 2006 and August 15, 2006 are incorporated herein by reference.

(b) Significant Corporate Events.

The information set forth in the Offer to Purchase in the section entitled “Summary,” New Albertson’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2006 (the “New Albertson’s Merger 8-K”) and the joint Registration Statement on Form S-4 (File No. 333-132397) of SUPERVALU and New Aloha Corporation (n/k/a New Albertson’s, Inc.) filed with the Securities and Exchange Commission on March 14, 2006 (as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on April 19, 2006 and as further amended by Amendment No. 2 thereto filed with the Securities and Exchange Commission on April 28, 2006) (the “SUPERVALU Merger Registration Statement”) are incorporated herein by reference.

(c) Negotiations or Contacts.

The information set forth in the Offer to Purchase in the section entitled “Summary,” the New Albertson’s Merger 8-K and the SUPERVALU Merger Registration Statement are incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Purchase in the section entitled “Summary—The Units” is incorporated herein by reference.

New Albertson’s, SUPERVALU and/or Old Albertson’s, as the original issuer of the HITS in the form of Corporate Units, entered into the following agreements in connection with the Corporate Units (each of which is filed as an exhibit to this Schedule TO):

(1) Indenture, dated as of May 1, 1992, between Old Albertson’s and U.S. Bank Trust National Association (as successor in interest to Morgan Guaranty Trust Company of New York), as trustee;

(2) Supplemental Indenture No. 1, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as trustee;

(3) Supplemental Indenture No. 2, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and U.S. Bank Trust National Association, as trustee;

(4) Purchase Contract Agreement, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as purchase contract agent;

(5) First Supplement to the Purchase Contract Agreement, dated as of June 1, 2006, among Old Albertson’s, New Albertson’s and U.S. Bank Trust National Association, as purchase contract agent;

(6) Second Supplement to the Purchase Contract Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and U.S. Bank Trust National Association, as purchase contract agent;

(7) Third Supplement to the Purchase Contract Agreement, dated as of June 2, 2006, among New Albertson’s, SUPERVALU and U.S. Bank Trust National Association, as purchase contract agent;

(8) Pledge Agreement, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as collateral agent, custodial agent and securities intermediary, and U.S. Bank Trust National Association, as purchase contract agent;

(9) First Supplement to the Pledge Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and U.S. Bank Trust National Association, as collateral agent, custodial agent and securities intermediary, and U.S. Bank Trust National Association, as purchase contract agent;

(10) Remarketing Agreement, dated as of May 7, 2004, among Old Albertson’s, Banc of America Securities LLC, as remarketing agent, and U.S. Bank Trust National Association, as purchase contract agent; and

(11) Assignment and Assumption Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and Banc of America Securities LLC, as remarketing agent.

The information set forth in the sections entitled “Description of the Units,” “Description of the Purchase Contracts,” “Certain Provisions of the Purchase Contracts, the Purchase Contract Agreement and the Pledge Agreement” and “Description of the Senior Notes” contained in the HITS Registration Statement and New Albertson’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006 are incorporated herein by reference.

Schedule 13E-3, Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired.

The information set forth in Item 6(b) above is incorporated herein by reference.

(c) Plans.

The information set forth in Item 6(c) above is incorporated herein by reference.

Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes.

The information set forth in the Offer to Purchase in the section entitled “Special Factors—Background and Purposes of the Offer” is incorporated herein by reference.

(b) Alternatives.

The information set forth in the Offer to Purchase in the section entitled “Special Factors—Alternatives” is incorporated herein by reference.

(c) Reasons.

The information set forth in the Offer to Purchase in the section entitled “Special Factors—Reasons” is incorporated herein by reference.

(d) Effects.

The information set forth in the Offer to Purchase in the section entitled “Special Factors—Certain Effects of the Offer” is incorporated herein by reference.

Schedule 13E-3, Item 8. Fairness of the Transaction.

(a) Fairness.

The information set forth in the Offer to Purchase in the section entitled “Special Factors—Fairness and Factors Considered in Determining Fairness” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness.

The information set forth in the Offer to Purchase in the section entitled “Special Factors—Fairness and Factors Considered in Determining Fairness” is incorporated herein by reference.

(c) Approval of Security Holders.

The information set forth in the Offer to Purchase in the section entitled “Special Factors—Approval of Corporate Unit Holders” is incorporated herein by reference.

(d) Unaffiliated Representative.

The information set forth in the Offer to Purchase in the section entitled “Special Factors—Unaffiliated Representative” is incorporated herein by reference.

(e) Approval of Directors.

The information set forth in the Offer to Purchase in the section entitled “Special Factors—Approval of Directors” is incorporated herein by reference.

(f) Other Offers.

Not applicable.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal.

Not applicable.

(b) Preparer and Summary of the Report, Opinion or Appraisal.

Not applicable.

(c) Availability of Documents.

Not applicable.

Schedule 13E-3, Item 10. Source and Amounts of Funds or Other Consideration.

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds.

The information set forth in Item 7(a), (b) and (d) above is incorporated herein by reference.

(c) Expenses.

The following is an estimate of the fees and expenses incurred or to be incurred in connection with the Offer. New Albertson’s will be responsible for paying all such fees and expenses.

Legal Fees	$175,000
Printing and Mailing Costs	70,000
Filing Fees	125,186
Retail Processing Fees	125,000
Information Agent’s Fees	15,000
Tender Agent’s Fees	15,000
Miscellaneous	814

Total	$526,000

Schedule 13E-3, Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Purchase in the section entitled “Summary—Interest of Directors and Officers; Current Transactions Concerning the Corporate Units” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Purchase in the section entitled “Summary—Interest of Directors and Officers; Current Transactions Concerning the Corporate Units” is incorporated herein by reference.

Schedule 13E-3, Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction.

Not applicable.

(e) Recommendations of Others.

The information set forth in the Offer to Purchase in the sections entitled “Question and Answers about the Offer—Are we, New Albertson’s or our respective Boards of Directors making a recommendation regarding whether you should tender in the Offer” and “Special Factors—Approval of Directors” is incorporated herein by reference.

Schedule 13E-3, Item 13. Financial Information.

(a) Financial Information.

The information set forth in Item 10(a) above is incorporated herein by reference.

(b) Pro Forma.

Not applicable.

Schedule 13E-3, Item 14. Persons/ Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Purchase in the sections entitled “The Offer—Information Agent,” “The Offer—Dealer Managers” and “The Offer—Fees and Expenses” is incorporated herein by reference.

(b) Employees and Corporate Assets.

Not applicable.

Schedule 13E-3, Item 15. Additional Information.

The information set forth in Item 11(b) above is incorporated herein by reference.

Schedule 13E-3, Item 16. Exhibits.

The information set forth in Item 12(a)-(d) and (g) above is incorporated herein by reference.

(f) None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2006	NEW ALBERTSON’S, INC.

	By:	/s/ Sherry M. Smith
	Name:	Sherry M. Smith
	Title:	Senior Vice President/Finance

SUPERVALU INC.

	By:	/s/ Sherry M. Smith
	Name:	Sherry M. Smith
	Title:	Senior Vice President/Finance

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 23, 2006.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Registered Holders and Depository Trust Company Participants.

(a)(1)(E)	Form of Letter to Clients.

(a)(1)(F)	Form of Letter to Holders of Corporate Units.

(a)(2)	None.

(a)(3)	Offer to Purchase, dated October 23, 2006 (filed as Exhibit (a)(1)(A) above).

(a)(4)	None.

(a)(5)	Press release issued by SUPERVALU on October 23, 2006.

(b)	Credit Agreement, dated June 1, 2006, by and among SUPERVALU, The Royal Bank of Scotland PLC, Bank of America, Citibank, Rabobank International, Cobank, ACB, U.S. Bank National Association, and Various Financial Institutions and Other Persons from Time to Time Parties Hereto (incorporated herein by reference to Exhibit 4.1 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(c)	None.

(d)(1)	Indenture, dated as of May 1, 1992, between Old Albertson’s and Morgan Guaranty Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 of Old Albertson’s (File No. 333-41793) filed with the Securities and Exchange Commission on December 9, 1997).

(d)(2)	Supplemental Indenture No. 1, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as trustee.

(d)(3)	Supplemental Indenture No. 2, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and U.S. Bank Trust National Association, as successor trustee (incorporated by reference to Exhibit 4.9 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(4)	Purchase Contract Agreement, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as purchase contract agent.

(d)(5)	First Supplement to the Purchase Contract Agreement, dated as of June 1, 2006, among Old Albertson’s, New Albertson’s and U.S. Bank Trust National Association, as purchase contract agent (incorporated by reference to Exhibit 4.10 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(6)	Second Supplement to the Purchase Contract Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and U.S. Bank Trust National Association, as purchase contract agent (incorporated by reference to Exhibit 4.11 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(7)	Third Supplement to the Purchase Contract Agreement, dated as of June 2, 2006, among New Albertson’s, SUPERVALU and U.S. Bank Trust National Association, as purchase contract agent (incorporated by reference to Exhibit 4.12 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

Exhibit Number	Description
(d)(8)	Pledge Agreement, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as collateral agent, custodial agent, securities intermediaries, and purchase contract agent.

(d)(9)	First Supplement to the Pledge Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and U.S. Bank Trust National Association, as collateral agent, custodial agent, securities intermediaries, and purchase contract agent (incorporated by reference to Exhibit 4.14 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(10)	Remarketing Agreement, dated as of May 7, 2004, among Old Albertson’s, Banc of America Securities LLC, as remarketing agent, and U.S. Bank Trust National Association, as purchase contract agent.

(d)(11)	Assignment and Assumption Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and Banc of America Securities LLC, as remarketing agent (incorporated by reference to Exhibit 4.14 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(f)	None.

(g)	None.

(h)	None.